Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
The Board of Directors
DiscoverOrg Holdings, LLC:
We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus.
Our report dated February 26, 2020, contains an explanatory paragraph that refers to a change in the method of accounting for leases due to the adoption of Accounting Standards Codification Topic 842, Leases.

/s/ KPMG LLP
Portland, Oregon
February 26, 2020